EXHIBIT 99.1

Hydrogenics Chosen to Provide Energy Storage for Wind-Hydrogen Installation in Germany

Excess Renewable Energy to be Stored as Hydrogen for Later Use

MISSISSAUGA, Ontario, Oct. 12, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that the company has been selected by the City of Herten, Germany to provide a wind-hydrogen energy storage solution. Located in North Rhine Westphalia, Herten is recognized as a major German hydrogen cluster for electro-mobility as well as renewable energy projects.

Renewable wind energy is an ideal source of power for communities to offset the demand traditionally served by electricity from fossil fuels. Wind energy is also considered to have significant potential as part of Germany's announced commitment to phase out all nuclear power by 2020. By incorporating a hydrogen energy storage system, excess wind power can be stored and redeployed when the wind is not blowing, ultimately supplying a greater percentage of the community's overall power requirements with improved stability and reliability. This is accomplished with zero carbon emissions.

To meet the project requirements, Hydrogenics will provide one HySTAT™30 hydrogen generation unit and a HyPMTM 50 kW fuel cell power system, to the City of Herten in 2012. This combination will demonstrate the distinct advantage of hydrogen energy storage with its ability to be highly scalable and capable of storing significant amounts of energy for long periods of time with negligible loss. From storage, the energy will be redeployed through fuel cells as electricity to the grid, or be used to fuel zero carbon emission vehicles and other devices such as industrial equipment.

"Electrolyzing water into hydrogen using excess intermittent renewable energy is the optimal clean pathway to smart grid stabilization and energy storage capacity. It has real advantages over alternative energy storage solutions," said Daryl Wilson, President and CEO of Hydrogenics. "We are very pleased that such a globally recognized hydrogen cluster as the City of Herten has awarded us the opportunity to demonstrate this capability."

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Jennifer Barber, Chief Financial Officer
         (905) 361-3638
         investors@hydrogenics.com